UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  December 15, 2005

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 15 dated December 15, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

December 15, 2005

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 15, 2005
December 15, 2005

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC INTERSECTS GOLD MINERALIZATION AT THE GOLDEN TREND PROPERTY IN NEVADA'S CORTEZ DISTRICT

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce the initial results from the 2,000 foot (600 metre) diamond drill program that commenced in November on the Golden Trend Property in the Cortez District of Nevada's productive Battle Mountain - Eureka Trend.

INITIAL 2005 RESULTS - GT 05-01

The Golden Trend Property is an early-stage project located on the south side of the Cortez Mountains along the prolific Battle Mountain-Eureka Gold Trend of northeastern Nevada. Golden Trend is contiguous with the large Cortez Joint Venture (Placer Dome/Kennecott) area, which contains the Cortez Hills, Pediment and ET Blue discoveries, as well as the Pipeline, South Pipeline, Gold Acres and Cortez Mines.

This phase of the 2005 drilling program, which concluded on December 11, consisted of a single diamond drill hole to a depth of 2,000 feet (600 metres) located in the north- central part of the property. Initial assay results were received from a 290 foot (88 metre) section from a depth of 180 to 470 feet (55 to 142 metres), with samples taken on 5 foot (1.5 metre) intervals. No sampling was taken above a depth of 180 feet (55 metres), as the rocks encountered in this section were interpreted to be gravel overburden. The significant gold intersections from the program are listed below. (Multi-element pathfinder analysis was also completed.)

	Intersection
DDH No.	From (ft)	To (ft)	Length (feet)	Length (metres)	Gold (g Au/t)	Gold (oz Au/t)	Interval Description
GT05-1	185	190	5	1.5	1.334	0.039	Dark grey rubble of very siliceous, very fine grained siltstone with disseminated pyrite
GT05-1	190	195	5	1.5	0.063	0.002	Black siltstones and minor shales, intensely fractured to crushed - minor black siliceous siltstone
GT05-1	195	200	5	1.5	0.456	0.013

In addition, anomalous gold values were encountered throughout this section of the hole, ranging from 20 to 96 ppb gold; and anomalous mercury, barium and zinc values, which are interpreted to indicate the presence of a hydrothermal system. Final assays for this section are available at the Golden Trend Property page on the J-Pacific Web site. Additional results will be released as they are received from the assay lab.

BACKGROUND

J-Pacific's 2004 drilling program at Golden Trend consisted of two holes: diamond drill hole GT04-1 was completed at 2,000 feet (600 metres), and GT04-2, a reverse- circulation hole, was terminated at 1,140 feet (347 metres) before reaching its target horizon because of poor drilling conditions. These holes were drilled to test targets with coincident geochemical anomalies and structural traps, which occur in favourable geological settings for hosting mineralization, analogous to Placer Dome's Cortez Hills discovery less than 10 miles (16 kilometres) to the north.

Both drill holes cut significant intervals of hydrothermal alteration associated with anomalous intersections up to 80 ppb gold, and pathfinder elements including mercury (to 1,020 ppm) and zinc (to 4,020 ppm), which correlated well with the gold content. Zinc is particularly indicative of Cortez Hills style mineralization, the target type at Golden Trend. The geochemical signature was the same in both holes, although the values in GT04-1 were somewhat higher overall.

QA/QC PROTOCOLS

Mr. Dana Durgin, CPG, of Reno, Nevada, a qualified person as defined by National Instrument 43-101, has been retained to manage the exploration program.

BSi Inspectorate of Sparks, Nevada, carried out all the analytical work for the project. QA/QC protocols included secure sample storage, handling and shipping, and the use of sample standards and repeat analysis.

FINANCIAL SUPPORT OF JIPANGU INC.

Jipangu Inc. of Tokyo, Japan, is funding exploration at the Golden Trend Project in partial fulfillment of an option to a joint venture agreement dated April 1, 2004. Jipangu Inc. is the controlling shareholder of J-Pacific, and the companies have two directors in common.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.